Sunway Global, Inc.
Daqing Hi-Tech Industry Development Zone
Daqing Heilongjiang, Post Code 163316
People’s Republic of China

August 25, 2008

Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Forms 10-KSB and 10-K/A for the fiscal years ended December 31, 2007
Forms 10-Q and 10-Q/A for the period ended March 31, 2008
File No. 0-27159

Ladies and Gentlemen:

Sunway Global, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated August 8, 2008. Set forth below is the Company’s responses to comments.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007
General

1.
Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

The Company’s responses to the comments below include the additional disclosure or other revisions made in response to the Staff’s comments.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 26

2.
We have reviewed your response to prior comment 4. We note that you account for your impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS 121. SFAS 121 was superseded by SFAS 144. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations to indicate that it accounts for impairment of property, plant and equipment and equipment and amortizable intangible assets in accordance with SFAS 144. The Company’s revised disclosure is as follows:

Impairment of long-lived assets. We account for impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS No. SFAS No. 144. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. During the reporting years, there was no impairment loss incurred. Competitive pricing pressure and changes in interest rates, could materially and adversely affect our estimates of future net cash flows to be generated by our long-lived assets.

Item 8 - Financial Statements and Supplementary Data, page 29

Note 17 - Earnings Per Share, page F-24

3.
We have reviewed your response to prior comment 15. It does not appear that you have given effect to the warrants you have issued in computing both your basic and diluted earnings per share. Please advise or revise.

Response:

The Company has computed the Earnings Per Share according to the SFAS 128. The Company determined that all of the warrants are anti-dilutive for the year ended December 31, 2007, and therefore there is no effect for the financial statements for the year ended December 31, 2007. However, the Company determined that the warrants are dilutive as at March 31, 2008. The Company has accounted for this dilutive effect by using the Treasury Stock Method. The Company’s revised footnote disclosure to its March 31, 2008 financial statements is as follows:

14.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the common stock holders is based on the following data:

	For the three months ended March 31,

Earnings:	2008	2007

Earnings for the purpose of basic
earnings per share	$1,336,802	$1,187,031
Effect of dilutive potential common
stock	-	-

Earnings for the purpose of basic
earnings per share	$1,336,802	$1,187,031

Number of shares:

Weighted average number of
common stock for the purpose of basic
earnings per share	8,360,349	223,658
Effect of dilutive potential common stock
- conversion of Series A
convertible preferred stock	5,575,140	-
- conversion of Series B
convertible preferred stock	4,962,960	-
- conversion of Warrant A	2,520,496	-
- conversion of Warrant B	885,551	-
- conversion of Warrant J	2,623,161	-
- conversion of Warrant C	2,057,343	-
- conversion of Warrant D	657,747	-

Weighted average number of common
stock for the purpose of dilutive
earnings per share	27,642,747	223,658

Sunway Global Inc.
Dilutive effects of securities, for the year ended December 31, 2008 and the three months ended March 31, 2008.

	Annual	Q1
	Dec-31	Mar-08

Series A Preferred Stock	9,628,340	5,575,140

Series B Preferred Stock	4,962,960	4,962,960

Warrant
Series A	(802,730)	2,520,496
Series B	(1,285,875)	885,551
Series C	(2,330,109)	2,057,343
Series D	(1,165,054)	657,747
Series J	(2,330,109)	2,623,161
	(7,913,877)	8,744,298

Total dilutive effect	14,591,300	-
Total anti-dilutive effect	(7,913,877)	19,282,398

Exhibit 31 - Certifications

4.
We have reviewed your response to prior comment 16. Please revise paragraph 5 to state “the registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting…” Currently, you do not include “of internal control over financial reporting” in your disclosure. See Item 601(b)(31) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its certifications in accordance with Item 601(b)(31) of Regulation S-K. The Company’s revised form of certification is as follows:

I, _______ certify that:

1. I have reviewed this annual report on Form 10-K/A of Sunway Global Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this   annual report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at 86-459-604-6043 or David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772.

Very truly yours, /s/ Bo Liu Bo Liu President, Chief Executive Officer, Chairman of the Board